UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2018
Commission File No. 001-36085

CNH INDUSTRIAL N.V.
(Translation of Registrant's Name Into English)

25 St James’s Street,
London, SW1A 1HA
United Kingdom
Tel. No.: +44 1268 533000
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F      X    Form 40-F _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CNH INDUSTRIAL N.V.

Explanatory Note: CNH Industrial N.V. (the “Company”) is filing this Form 6-K/A to amend the Form 6-K filed with the U.S. Securities and Exchange Commission on November 13, 2018 at 9:57 AM ET (the “Original 6-K”), which furnished the Company’s Interim Report for the quarter ended September 30, 2018 (prepared in accordance with EU-IFRS), solely for the purpose of including the Form 6-K. The form elements of the Form 6-K (including the cover page and signature page) were inadvertently omitted from the original filing. Except as specifically described in this explanatory note, this amendment does not amend, modify or update any disclosures contained in the Original 6-K, including with respect to any events occurring after the furnishing of the Original 6-K. The Company’s Form 6-K, as amended by this Form 6-K/A, continues to speak as of the initial filing date of the Original 6-K.

Form 6-K/A for the month of November 2018
The following exhibit is furnished herewith:

Exhibit 99.1	CNH Industrial N.V. Interim Report for the quarter ended September 30, 2018 (prepared in accordance with EU-IFRS)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Industrial N.V.

By: /s/     Michael P. Going
Name: Michael P. Going
Title: Corporate Secretary

May 16, 2019

Index of Exhibits

Exhibit Number	Description of Exhibit
Exhibit 99.1	CNH Industrial N.V. Interim Report for the quarter ended September 30, 2018 (prepared in accordance with EU-IFRS)